UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Fidelity National Information Services, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31620M106

(CUSIP Number)

November 30, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31620M106

(1)	Name of Reporting Person KKR Millennium Fund L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 4,001,051
(6) Shared Voting Power -0-
(7) Sole Dispositive Power 4,001,051
(8) Shared Dispositive Power -0-
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,001,051
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 1.2%
(12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 31620M106

(1)	Name of Reporting Person KKR Associates Millennium L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 4,001,051
(6) Shared Voting Power -0-
(7) Sole Dispositive Power 4,001,051
(8) Shared Dispositive Power -0-
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,001,051
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 1.2%
(12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 31620M106

(1)	Name of Reporting Person KKR Millennium GP LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 4,001,051
(6) Shared Voting Power -0-
(7) Sole Dispositive Power 4,001,051
(8) Shared Dispositive Power -0-
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,001,051
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 1.2%
(12)	Type of Reporting Person (See Instructions) OO

CUSIP No. 31620M106

(1)	Name of Reporting Person KKR Partners III, L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 107,495
(6) Shared Voting Power -0-
(7) Sole Dispositive Power 107,495
(8) Shared Dispositive Power -0-
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 107,495
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) Less than 0.1%
(12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 31620M106

(1)	Name of Reporting Person KKR III GP LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 107,495
(6) Shared Voting Power -0-
(7) Sole Dispositive Power 107,495
(8) Shared Dispositive Power -0-
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 107,495
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) Less than 0.1%
(12)	Type of Reporting Person (See Instructions) OO

CUSIP No. 31620M106

(1)	Name of Reporting Person KKR Fund Holdings L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 4,001,051
(6) Shared Voting Power -0-
(7) Sole Dispositive Power 4,001,051
(8) Shared Dispositive Power -0-
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,001,051
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 1.2%
(12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 31620M106

(1)	Name of Reporting Person KKR Fund Holdings GP Limited
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 4,001,051
(6) Shared Voting Power -0-
(7) Sole Dispositive Power 4,001,051
(8) Shared Dispositive Power -0-
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,001,051
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 1.2%
(12)	Type of Reporting Person (See Instructions) OO

CUSIP No. 31620M106

(1)	Name of Reporting Person KKR Group Holdings L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 4,001,051
(6) Shared Voting Power -0-
(7) Sole Dispositive Power 4,001,051
(8) Shared Dispositive Power -0-
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,001,051
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 1.2%
(12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 31620M106

(1)	Name of Reporting Person KKR Group Limited
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 4,001,051
(6) Shared Voting Power -0-
(7) Sole Dispositive Power 4,001,051
(8) Shared Dispositive Power -0-
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,001,051
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 1.2%
(12)	Type of Reporting Person (See Instructions) OO

CUSIP No. 31620M106

(1)	Name of Reporting Person KKR & Co. L.P.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 4,001,051
(6) Shared Voting Power -0-
(7) Sole Dispositive Power 4,001,051
(8) Shared Dispositive Power -0-
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,001,051
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 1.2%
(12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 31620M106

(1)	Name of Reporting Person KKR Management LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 4,001,051
(6) Shared Voting Power -0-
(7) Sole Dispositive Power 4,001,051
(8) Shared Dispositive Power -0-
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,001,051
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 1.2%
(12)	Type of Reporting Person (See Instructions) OO

CUSIP No. 31620M106

(1)	Name of Reporting Person Henry R. Kravis
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power -0-
(6) Shared Voting Power 4,108,546
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 4,108,546
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,108,546
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 1.3%
(12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 31620M106

(1)	Name of Reporting Person George R. Roberts
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power -0-
(6) Shared Voting Power 4,108,546
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 4,108,546
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,108,546
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 1.3%
(12)	Type of Reporting Person (See Instructions) IN

STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the “Act”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their beneficial ownership of Common Stock, par value $0.01 per share (“Common Stock”), of Fidelity National Information Services, Inc. (the “Issuer”). Beneficial ownership information in this report reflects beneficial ownership as of the date of filing.

Item 1.

	(a)	Name of Issuer. Fidelity National Information Services, Inc.

	(b)	Address of Issuer’s Principal Executive Offices. 601 Riverside Avenue Jacksonville, Florida 32204

Item 2.

(a)

Name of Persons Filing.

KKR Millennium Fund L.P.

KKR Associates Millennium L.P.

KKR Millennium GP LLC

KKR Partners III, L.P.

KKR III GP LLC

KKR Fund Holdings L.P.

KKR Fund Holdings GP Limited

KKR Group Holdings L.P.

KKR Group Limited

KKR & Co. L.P.

KKR Management LLC

Henry R. Kravis

George R. Roberts

(b)

Address of Principal Business Office, or, if none, Residence.

The principal business office for all persons filing (other than George R. Roberts) is:

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, NY 10019

The principal business office for George R. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, CA 94025

	(c)	Citizenship. See Item 4 of each cover page.

	(d)	Title of Class of Securities. Common Stock, par value $0.01 per share.

	(e)	CUSIP Number. 31620M106

Item 3.

Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:

	(b)	Percent of class:

As of the date of filing, KKR Millennium Fund L.P. holds 4,001,051 shares of Common Stock, or 1.2% of the Common Stock of the Issuer. Percentages of the shares of Common Stock of the Issuer beneficially owned that are presented in this report are based on 282,153,638 shares of Common Stock outstanding at October 31, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed by the Issuer on November 5, 2015, plus 41,844,019 shares of Common Stock issued on November 30, 2015 in connection with the completion of the acquisition of SunGard and its subsidiaries. Each of KKR Associates Millennium L.P. (as the general partner of KKR Millennium Fund L.P.), KKR Millennium GP LLC (as the general partner of KKR Associates Millennium L.P.), KKR Fund Holdings L.P. (as the designated member of KKR Millennium GP LLC), KKR Fund Holdings GP Limited (as a general partner of KKR Fund Holdings L.P.), KKR Group Holdings L.P. (as a general partner of KKR Fund Holdings L.P. and the sole shareholder of KKR Fund Holdings GP Limited), KKR Group Limited (as the general partner of KKR Group Holdings L.P.), KKR & Co. L.P. (as the sole shareholder of KKR Group Limited) and KKR Management LLC (as the sole general partner of KKR & Co. L.P.) may be deemed to have voting and dispositive power with respect to the shares of Common Stock held by KKR Millennium Fund L.P., but each disclaims beneficial ownership of such shares.

As of the date of filing, KKR Partners III, L.P. holds 107,495 shares of Common Stock, or less than 0.1% of the Common Stock of the Issuer. KKR III GP LLC (as the general partner of KKR Partners III, L.P.) may be deemed to have voting and dispositive power with respect to the shares of Common Stock held by KKR Partners III, L.P. but disclaims beneficial ownership of such shares.

Each of Henry R. Kravis and George R. Roberts (as the designated members of KKR Management LLC and the managing members of KKR III GP LLC) may be deemed to share voting and dispositive power with respect to the shares of Common Stock held by KKR Millennium Fund L.P. and KKR Partners III, L.P. but each disclaims beneficial ownership of such shares.

Private equity funds affiliated with Bain Capital, The Blackstone Group, Kohlberg Kravis Roberts & Co. L.P., Providence Equity Partners, Silver Lake Partners and TPG Capital (collectively, the “Shareholders”) are parties to a coordination agreement (the “Coordination Agreement”), which contains certain provisions relating to coordination of the transfer of Common Stock by the parties thereto.

By virtue of the Coordination Agreement and the obligations and rights thereunder, the Reporting Persons, the Shareholders and/or certain of their affiliates may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As of the date of this filing, based in part on information provided by the Issuer and such other Shareholders, such a “group” would be deemed to beneficially own an aggregate of 23,010,722 shares of Common Stock, or 7.1% of the Common Stock of the Issuer. This filing shall not be deemed an admission that any of such persons constitute a “group” for purposes of Section 13(d) of the Exchange Act and the Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Coordination Agreement. Certain private equity funds affiliated with Bain Capital, The Blackstone Group, Providence Equity Partners, Silver Lake Partners and TPG Capital have separately made Schedule 13G filings reporting their beneficial ownership of shares of Common Stock.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote See Item 5 of each cover page and Item 4(a) above.

(ii) Shared power to vote or to direct the vote See Item 6 of each cover page and Item 4(a) above.

(iii) Sole power to dispose or to direct the disposition of See Item 7 of each cover page and Item 4(a) above.

(iv) Shared power to dispose or to direct the disposition of See Item 8 of each cover page and Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above. To the best knowledge of the Reporting Persons, no one other than such reporting persons, the partners, members, affiliates or shareholders of such reporting persons and any other person listed in Item 4 has the right to receive or the power to direct the receipt of dividends from, or the proceeds, from, the sale of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 4 above.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 10, 2015

KKR MILLENNIUM FUND L.P.

By:	KKR Associates Millennium L.P., its general partner

By:	KKR Millennium GP LLC, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for Henry R. Kravis, Manager

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for George R. Roberts, Manager

KKR ASSOCIATES MILLENNIUM L.P.

By:	KKR Millennium GP LLC, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for Henry R. Kravis, Manager

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for George R. Roberts, Manager

KKR MILLENNIUM GP LLC

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for Henry R. Kravis, Manager

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for George R. Roberts, Manager

KKR PARTNERS III, L.P.

By:	KKR III GP LLC, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Authorized Signatory

KKR III GP LLC

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Authorized Signatory

KKR FUND HOLDINGS L.P.

By:	KKR Fund Holdings GP Limited, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR & CO. L.P.

By:	KKR Management LLC, general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Title

1	Joint Filing Agreement, dated December 10, 2015

2	Powers of Attorney